05040190

VF 4-28-05

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE
8-66641

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/13/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: Buttonwood Group LLC
NN: Buttonwood Trading Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 Old Country Rd., Suite 209
(No. and Street)

Westbury (City) NY (State) 11590 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Landano 516-393-0500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miceli & Koenig, CPAs, P.C.
(Name - if *individual, state last, first, middle name*)

485 Underhill Blvd., Ste. 100 (Address) Syosset (City) NY (State) (Zip Code)

PROCESSED
MAY 05 2005
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 07 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
07

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

April 1, 2005

SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 7 2005
WASH. D.C.
179

U.S. Securities & Exchange Commission
450 5th St., NW
Washington, DC 20549

Re: Buttonwood Group, LLC

Dear Sir/Madam:

We are the accountants for the above-referenced LLC. Our client recently forwarded their financial statement to your office. Unfortunately, we inadvertently used incorrect SEC file number (8-65526) on the Annual Audited Report Form X-17A-5. The number has been corrected (8-66641) and we have enclosed an amended page to be replaced in the financial statement.

We are sorry for any inconvenience this error may have caused.

If you have any questions, please don't hesitate to contact us.

Thank you.

Sincerely,

Steven A. Koenig

Steven A. Koenig, CPA, Partner

SAK/jm
Enc.
cc: Buttonwood Group, LLC